Hellenic Telecommunications Organizations S.A.

VIA EDGAR AND FACSIMILE

September 9, 2010

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn:

Larry Spirgel

Melissa Hauber

Re:

Hellenic Telecommunications Organization S.A.

Form 20-F for the Fiscal Year Ended December 31, 2009

Filed June 7, 2010

File No. 1-14876

Dear Mr. Spirgel,

This is in response to the staff’s comment letter dated August 26, 2010, with respect to the above-referenced filing.

We spoke with you on September 8, 2010 regarding our request for an extension to respond to the staff’s letter. As discussed, our financial and accounting teams are reviewing the comments and need additional time in order to prepare our response.  We request a ten (10) business day extension to the letter (or until September 24, 2010), in order for us to be in a position to file a response that we expect will address your comments in a complete and detailed manner. We understand, based on our discussions, that this extension will be acceptable.

If you have any comments or would like further information, please contact the undersigned at +30 210 611 1574 or George Barboutis at +44 20 7459 5321.

Sincerely,

/s/ Dimitrios Tzelepis

Dimitrios Tzelepis

Head, Investor Relations Department

cc:

Kevin Copp

           Group Chief Financial Officer

           George Barboutis

           Dewey & LeBoeuf